October 4, 2019

Gary B. Moore
Chief Executive Officer
ServiceSource International, Inc.
717 17th Street, 5th Floor
Denver, Colorado 80202

       Re: ServiceSource International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 1-35108

Dear Mr. Moore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services